Exhibit 99.1

Genetron Health Enters into Definitive Merger Agreement for Going Private Transaction

BEIJING, China, October 11, 2023 (GLOBE NEWSWIRE) — Genetron Holdings Limited (“Genetron Health” or the “Company”, NASDAQ: GTH), a leading precision oncology platform company in China that specializes in offering molecular profiling tests, early cancer screening products and companion diagnostics development, announced today that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with New Genetron Holding Limited (“Parent”) and Genetron New Co Limited (“Merger Sub”), a wholly-owned subsidiary of Parent. Pursuant to the Merger Agreement and subject to the terms and conditions thereof, Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity and becoming a wholly-owned subsidiary of Parent (the “Merger”), in a transaction implying an equity value of the Company of approximately US$126.0 million.

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each ordinary share, par value US$0.00002 per share, of the Company (each, a “Share”) issued, outstanding and not represented by American depositary share of the Company (each, an “ADS,” representing five1 Shares) immediately prior to the Effective Time, other than the Excluded Shares and the Dissenting Shares (each as defined in the Merger Agreement), will be cancelled and cease to exist, in exchange for the right to receive US$0.272 in cash per Share without interest (the “Per Share Merger Consideration”), and each ADS, issued and outstanding immediately prior to the Effective Time, other than ADSs representing the Excluded Shares, together with each Share represented by such ADS, will be cancelled and cease to exist, in exchange for the right to receive US$1.36 in cash per ADS (or US$4.08 in cash per ADS after the ADS Ratio Change) without interest (less applicable fees, charges and expenses payable by ADS holders, and such consideration, together with the Per Share Merger Consideration, the “Merger Consideration”).

The Merger Consideration represents a premium of approximately 15% to the closing price of the Company’s ADSs on August 19, 2022, the last trading day prior to the Company’s announcement of its receipt of the “going-private” proposal, and a premium of approximately 21% to the average closing price of the Company’s ADSs during the last 30 trading days prior to its receipt of the “going-private” proposal. The Merger Consideration represents a premium of approximately 42% to the closing price of the Company’s ADSs on October 10, 2023, the last trading day prior to this press release.

Immediately following the consummation of the Merger, Parent will be beneficially owned by (i) Mr. Sizhen Wang, co-founder, chairman of the board of directors (the “Board”) and chief executive officer of the Company (“Mr. Wang”), (ii) CICC Healthcare Investment Fund, L.P. (“CICC Healthcare”), (iii) Tianjin Kangyue Business Management Partnership (Limited Partnership) (together with CICC Healthcare, “CICC”), (iv) Surrich International Company Limited, an investment entity wholly-owned by Wuxi Guolian Development (Group) Co., Ltd. (“Wuxi Guolian”), (v) Wealth Strategy Holding Limited, (vi) CCB (Beijing) Investment Fund Management Co., Ltd., and (vii) Wuxi Huihongyingkang Investment Partnership (Limited Partnership) (the foregoing (i) through (vii), collectively, the “Consortium”), and/or (viii) certain affiliates of the members of the Consortium, and (ix) other Rollover Shareholders (as defined below).

Concurrently with the execution of the Merger Agreement, Mr. Wang, CICC, and certain other shareholders of the Company (all the foregoing persons, collectively, the “Rollover Shareholders”) entered into a rollover and support agreement with Parent, pursuant to which the Rollover Shareholders have agreed to vote all the Shares beneficially owned by them in favor of the authorization and approval of the Merger Agreement and to have certain Shares of the Rollover Shareholders cancelled at the Effective Time for no cash consideration from Company in exchange for certain equity interests of Parent.

The Consortium intends to fund the Merger through a combination of cash contributions from certain members of the Consortium pursuant to their respective equity commitment letters and rollover equity contributions from the Rollover Shareholders.

1 The Company announced today that it plans to implement a change of the ratio of its ADSs to Shares from one (1) ADS representing five (5) Shares to one (1) ADS representing fifteen (15) Shares on or about October 26, 2023 (such change, the “ADS Ratio Change”).

The Board, acting upon the unanimous recommendation of a committee of independent and disinterested directors established by the Board (the “Special Committee”), approved the Merger Agreement and the Merger and resolved to recommend the Company’s shareholders vote to authorize and approve the Merger Agreement and the Merger. The Special Committee negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

The Merger, which is currently expected to close during the first quarter of 2024, is subject to customary closing conditions, including, among others, (i) that the Merger Agreement shall be authorized and approved by an affirmative vote of shareholders representing at least two-thirds of the Shares present and voting in person or by proxy at an extraordinary general meeting of the Company’s shareholders, (ii) that the aggregate amount of Dissenting Shares shall be less than 15% of the total outstanding Shares immediately prior to the Effective Time, and (iii) certain regulatory approvals, including the ODI Approval (as defined in the Merger Agreement) for certain Consortium members in China. As of the date of this press release, members of the Consortium and the other Rollover Shareholders beneficially own Shares representing approximately 59.7% of the total Shares issued and outstanding as of March 31, 2023. If completed, the Merger will result in the Company becoming a privately-held company and its ADSs will no longer be listed on the Nasdaq Global Market.

Kroll, LLC (operating through its Duff & Phelps Opinions Practice) is serving as the financial advisor to the Special Committee, and Davis Polk & Wardwell LLP is serving as U.S. legal counsel to the Special Committee and the Company.

Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal counsel to the Consortium, and King & Wood Mallesons is serving as PRC legal counsel to the Consortium. Latham & Watkins LLP is serving as U.S. legal counsel to CICC. Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP is serving as U.S. legal counsel to Wuxi Guolian, and Jincheng Tongda & Neal is serving as PRC legal counsel to Wuxi Guolian. Llinks Law Offices is serving as PRC legal counsel to Wuxi Huihongyingkang Investment Partnership (Limited Partnership).

Certain legal matters with respect to the Cayman Islands law are advised by Walkers (Hong Kong).

Additional Information About the Merger

The Company will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a current report on Form 6-K regarding the Merger, which will include as an exhibit thereto the Merger Agreement. All parties desiring details regarding the transactions contemplated by the Merger Agreement are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Merger, the Company will prepare and mail to its shareholders a proxy statement that will include a copy of the Merger Agreement. In addition, in connection with the Merger, the Company and certain participants in the Merger will prepare and mail to the Company’s shareholders a Schedule 13E-3 Transaction Statement that will include the Company’s proxy statement (the “Schedule 13E-3”). These documents will be filed with or furnished to the SEC. SHAREHOLDERS AND OTHER INVESTORS OF THE COMPANY ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER, AND RELATED MATTERS. In addition to receiving the proxy statement and the Schedule 13E-3 by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Merger, and related matters, without charge from the SEC’s website (http://www.sec.gov).

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from its shareholders with respect to the Merger and related matters. Information regarding the persons or entities who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and the Schedule 13E-3 relating to the Merger and related matters, when it is filed with or furnished to the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and the Schedule 13E-3 and the other relevant documents filed with or furnished to the SEC when they become available.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities, and it is not a substitute for any proxy statement or other materials that may be filed with or furnished to the SEC should the proposed merger proceed.

About Genetron Holdings Limited

Genetron Holdings Limited (“Genetron Health” or the “Company”) (Nasdaq: GTH) is a leading precision oncology platform company in China that specializes in cancer molecular profiling and harnesses advanced technologies in molecular biology and data science to transform cancer treatment. The Company has developed a comprehensive oncology portfolio that covers the entire spectrum of cancer management, addressing needs and challenges from early screening, diagnosis and treatment recommendations, as well as continuous disease monitoring and care. Genetron Health also partners with global biopharmaceutical companies and offers customized services and products. For more information, please visit ir.genetronhealth.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Genetron Health may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Genetron Health’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; the laws and regulations relating to Genetron Health’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Genetron Health’s filings with the SEC. All information provided in this announcement and in the attachments is as of the date of this press release, and Genetron Health does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact
Email: ir@genetronhealth.com